May 20, 2010

By EDGAR Transmission

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Action Industries, Inc. Revised Preliminary Information Statement on Schedule 14C Filed May 5, 2010 File No. 0-52455

We hereby submit the response of Action Industries, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 11, 2010, providing the Staff’s comments with respect to the above referenced information statement on Schedule 14C (the “Information Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Share Exchange and Acquisition of Longhai Steel, page 16

1.
We note from your revised disclosure on page 17 and your response letter dated May 5, 2010 that Joseph Meuse (through an affiliate) was an investor in Xingtai Longhai Steel prior to the share exchange and negotiated the share exchange on behalf of the Kalington shareholders.  However, Mr. Meuse was also the Chief Executive Officer of Action Industries from February 4, 2009 until he resigned immediately prior to the share exchange on March 25, 2010.  Therefore, we believe clear disclosure regarding these conflicting roles should be provided.  For example, please describe the nature and extent of the services provided by Mr. Meuse and his affiliates to both Longhai/Kalington and Action Industries, explain the timing and terms of the investment in Longhai and relationship with Kalington, and disclose all benefits he and his affiliates received as a result of their involvement.  Refer to Items 5(a), 14(b)(4) and 14(b)(7) of Schedule 14A and provide all required disclosure.

Company Response: We have revised the information statement to include more detailed disclosure as required by Items 5(a), 14(b)(4) and 14(b)(7) of Schedule 14A.

In addition, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact our securities counsel, Ryan Nail at (415) 955-8900.

Sincerely, Action Industries, Inc.
By:	/s/ Chaojun Wang
Chaojun Wang Chief Executive Officer